UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2009
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 24, 2009	BELLUS Health Inc.

	By:	/s/ David Skinner David Skinner
Vice President, General Counsel and Corporate Secretary

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS HEALTH PROVIDES FINANCING UPDATE
LAVAL, QUEBEC, March 24, 2009 – Further to the press release issued on February 26, 2009, BELLUS Health Inc. (TSX: BLU) reports that, notwithstanding the expiration of the previously announced financing commitments of up to $20 million on March 23, 2009, it remains in discussions regarding the financing in respect of which the commitments were made by FMRC Family Trust and Victoria Square Ventures Inc.
The commitments are subject to the conditions announced on February 26 and discussions have taken place with a number of the Company’s other stakeholders. These conditions have not yet all been met. While progress has been made with these stakeholders, there can be no assurance that any transaction will proceed and the Company is reviewing all of its alternatives.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic If you wish to receive future press releases by e-mail, please fill in the form at http://www.bellushealth.com/en/newsroom.php conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.